

MAIL STOP 3561

March 22, 2010

Mr. George Carpenter
Chief Executive Officer
CNS Response, Inc.
2755 Bristol Street, Suite 285
Costa Mesa, CA 92626

      Re: CNS Response, Inc.
             Form 10-K
             Filed December 30, 2009
             File No. 000-26285
             Supplemental Response Letter
             Dated March 16, 2010

Dear Mr. Carpenter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment three from our letter dated March 1, 2010, and the statement that you could not determine what impact, if any, the communications from the FDA would have on your financial condition and

results of operations. Please advise us of any analysis you conducted consistent with the first two paragraphs and bullet points of Section III.B.3 of Release No. 33-8350. With respect to future disclosure addressing your recent decision to seek 510(k) clearance, please advise us of the nature and location of such anticipated disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director